X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED

[redacted]

07025431

DELIVERED BY MAIL

July 10, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

BEST AVAILABLE COPY

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents filed today for X-Cal Resources Ltd:

- News Release dated July 10, 2007
- Material Change Report dated July 10, 2007

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Sharon MacLellan

cws/encl

dlw 7/23

X-Cal Resources Ltd.

TSX/XCL **July 10, 2007**

News Release

CONSISTENT DRILL RESULTS / NEW GEOLOGIC PICTURE AT SLEEPER

Development drilling at Sleeper, to achieve independent NI-43-101 confirmation of existing gold and silver mineralization, is ongoing.

New geologic understandings have been gained from the development drilling that will assist exploration of the district scale property, located in Humboldt County, Nevada.

A bulk test of material from the heaps at Sleeper is also underway.

FACILITIES AREA

Previously unrecognized shallow-dipping volcanic debris flows and high-angle (Sleeper vein type) structures control near surface mineralization in the Facilities Area at Sleeper.

Recognition of the low-angle debris flow strata(s) is a geologic break-through. The strata(s) can be seen in current drill core. Previous RC drilling returned chips that made identification of these units difficult.

Significant volumes of mineralization are contained in the debris flow units. This new understanding is important and has favorable implications for tonnage, mining logistics and exploration.

The Facilities Area year-to-date drilling has added 59 holes to the data-base for that area, all of which have been mineralized. Holes completed during 2007 for this location total 37,353 feet (11,385 meters).

The ongoing 2007 plan for Facilities calls for at least 26 additional drill holes totaling 17,300 feet (5,273 meters).

The portion of the Facilities Area that is being development drilled is approximately 1,970 by 1,475 feet (600 by 450 meters).

A total of at least 325 drill holes consisting of current, in progress and historic drilling will be used for calculation in this area.

The final drill hole spacing to be utilized for calculation will be determined by a qualified, independent engineering group.

The following results are from 22 newly assayed Facilities Area drill holes.

Current Facilities Drilling:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-26	315	345	30	0.010	96	105	9	0.343
	545	565	20	0.015	166	172	6	0.514
XR-07-04	0	20	20	0.015	0	6	6	0.514
	100	125	25	0.010	30	38	8	0.343
	160	240	80	0.013	49	73	24	0.446
XR-07-37	70	120	50	0.010	21	37	15	0.343
	415	525	50	0.010	126	160	34	0.343
	590	620	30	0.014	180	189	9	0.480
XR-07-32	255	270	15	0.011	78	82	5	0.377
	380	450	70	0.020	116	137	21	0.686
	475	510	35	0.012	145	155	11	0.411
XR-07-39	70	115	45	0.011	21	35	14	0.377
	230	270	40	0.021	70	82	12	0.720
	300	315	15	0.019	91	96	5	0.651
	380	420	40	0.016	116	128	12	0.549
	495	590	95	0.013	151	180	29	0.446
XR-07-71	0	20	20	0.021	0	6	6	0.720
	125	145	20	0.013	38	44	6	0.446
	380	400	20	0.016	116	122	6	0.549

	460	490	30	0.012	140	149	9	0.411
	515	585	70	0.011	157	178	21	0.377
XR-07-42	220	250	30	0.020	67	76	9	0.686
XR-07-73	375	415	40	0.011	114	126	12	0.377
	450	530	80	0.015	137	162	24	0.514
XR-07-72	515	595	80	0.010	157	181	24	0.343
XC-07-21	95	200	105	0.013	29	61	32	0.446
XR-07-82	315	335	20	0.011	96	102	6	0.377
	335	350	15	0.065	102	107	5	2.229
	380	445	65	0.020	116	136	20	0.686
	470	500	30	0.026	143	152	9	0.891
	500	510	10	0.125	152	155	3	4.286
	515	620	105	0.024	157	189	32	0.823
XR-07-76	15	30	15	0.018	5	9	5	0.617
	215	235	20	0.012	66	72	6	0.411
	250	310	60	0.013	76	94	18	0.446
	330	400	70	0.014	101	122	21	0.480
	540	570	30	0.014	165	174	9	0.480
XR-07-81	0	25	25	0.015	0	8	8	0.514
	130	275	145	0.017	40	84	44	0.583
	335	370	35	0.012	102	113	11	0.411
XR-07-77	0	25	25	0.022	0	8	8	0.754
	530	585	55	0.017	162	178	17	0.583
	665	740	75	0.014	203	226	23	0.480
XR-07-89	235	290	55	0.010	72	88	17	0.343
XR-07-84	160	300	140	0.014	49	91	43	0.480
XR-07-83	265	340	75	0.017	81	104	23	0.583
XR-07-74	245	275	30	0.010	75	84	9	0.343
	380	395	15	0.013	116	120	5	0.446
XR-07-76	215	235	20	0.012	66	72	6	0.411
	250	315	65	0.013	76	96	20	0.446
	330	400	70	0.014	101	122	21	0.480
XR-07-80	120	135	15	0.018	37	41	5	0.617
	205	230	25	0.010	62	70	8	0.343

	255	275	20	0.011	78	84	6	0.377
	385	435	50	0.012	117	133	15	0.411
XR-07-90	480	545	65	0.019	146	166	20	0.651
	590	655	65	0.017	180	200	20	0.583
XR-07-79	115	185	70	0.012	35	56	21	0.411
	305	495	100	0.010	93	123	30	0.343

SOUTH FACILITIES AREA

The stratiform mineralization at Facilities can be traced to the south of the present development area for an additional 2,500 feet (762 meters) with widths of 650 to 800 feet (198 to 244 meters) through an area named “South Facilities”.

Separate “South Facilities” drill data includes 150 historic holes. This data, in combination with the new geologic picture at Sleeper, indicates that “South Facilities” should also be considered for a development drill program.

BULK TESTING OF HEAPS

Approximately 49 million tons of mineralized material is located above ground in the Heap Leach Pads at Sleeper. This material is being evaluated as part of the development work.

The objective of bulk testing is to better quantify and determine recoverability of gold and silver from this material, with a view towards blending it with Facilities Area Mineralization into a new, restacked heap.

Kappes, Cassiday and Associates have been commissioned for the column testing and metallurgical work.

WEST WOOD

Development drilling of the West Wood Area is also progressing.

Volcanic debris flows visually similar to those encountered in the Facilities Area have been seen in core from West Wood. Higher grade gold zones within West Wood, which have returned historic intercepts such as 30 feet (9 meters) averaging 0.446 opt Au (15.30 gpT, hole WW-02-03) may be localized along low-angle dipping lithologic units, as seen at Facilities.

The strike length of West Wood has been extended to at least 900 feet (274 meters).

Year-to-date nine holes totaling 10,203 feet (3,110 meters) have been completed, expanding known mineralization in width and to the south. To date results from three of these holes have been received and published.

Assays from four new West Wood drill holes are pending.

At least 12 additional holes totaling 12,200 feet (3,719 meters) are planned in preparation for a resource calculation at West Wood.

NW AREA

The NW exploration target is described in the Sillitoe Report (2006).

This year to date, four holes totaling 4,227 feet (1,288 meters) have been drilled in this area. The last hole drilled contained an encouraging interval of strong quartz-pyrite alteration with anomalous gold values, which occurred at the same approximate elevation as West Wood.

Follow-up drilling is planned.

PENDING EXPLORATION

The new geologic picture incorporates favorable stratigraphic horizons seen at Facilities and West Wood. This breakthrough is expected to assist ongoing exploration and development drilling.

The NW target and West Wood occur along a trend that parallels the Sleeper vein on the west side of the mine. This trend is over 6,250 feet (1,905 meters) in length. Most of this trend has "not" been drilled at the elevation/strata where the West Wood mineralization and the anomalous NW intercept occur. Targeting along this extensive zone is in progress.

Additionally, gold values in the database that require offset drilling occur in a variety of locations throughout the 30 square mile Sleeper Gold Property.

SUMMARY

The 2007 goals are to complete the initial resource calculations and advance exploration of the Sleeper District.

Management views the current development drilling as a stepping-stone to the exploration potential of the Sleeper District.

The balance between exploration and development drilling will alter to favor exploration, when the data necessary to achieve the reporting goals has been collected and submitted to independents.

The Exploration Potential of the Sleeper District is best described in the 2006 paper by Dr. Richard H. Sillitoe, which can be viewed at www.x-cal.com.

In addition to the Sleeper Gold Project, X-CAL also holds two properties in the Cortez Area and one in the Spring Valley Area of Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

July 10, 2007

3. **Press Release**

A Press release was disseminated on July 10, 2007.

4. **Summary of Material Change**

Development drilling at Sleeper, to achieve independent NI-43-101 confirmation of existing gold and silver mineralization, is ongoing. New geologic understandings have been gained from the development drilling that will assist exploration of the district scale property, located in Humboldt County, Nevada. Previously unrecognized shallow-dipping volcanic debris flows and high-angle (Sleeper vein type) structures control near surface mineralization in the Facilities Area at Sleeper. Recognition of the low-angle debris flow strata(s) is a geologic break-through. The separate "South Facilities" area drill data includes 150 historic holes. This data, in combination with the new geologic picture at Sleeper, indicates that "South Facilities" should also be considered for a development drill program. Approximately 49 million tons of mineralized material is located above ground in the Heap Leach Pads at Sleeper. This material is being evaluated as part of the development work. Development drilling of the West Wood area is also progressing. Volcanic debris flows visually similar to those encountered in the Facilities Area have been seen in core from West Wood. This year to date, four holes totaling 4,227 feet (1,288 meters) have been drilled in the NW target area. The last hole drilled contained an encouraging interval of strong quartz-pyrite alteration with anomalous gold values, which occurred at the same approximate elevation as West Wood. Follow-up drilling is planned. The 2007 goals are to complete the initial resource calculations and advance exploration of the Sleeper District. Management views the current development drilling as a stepping-stone to the exploration potential of the Sleeper District.

	160	240	80	0.013	49	73	24	0.446
XR-07-37	70	120	50	0.010	21	37	15	0.343
	415	525	50	0.010	126	160	34	0.343
	590	620	30	0.014	180	189	9	0.480
XR-07-32	255	270	15	0.011	78	82	5	0.377
	380	450	70	0.020	116	137	21	0.686
	475	510	35	0.012	145	155	11	0.411
XR-07-39	70	115	45	0.011	21	35	14	0.377
	230	270	40	0.021	70	82	12	0.720
	300	315	15	0.019	91	96	5	0.651
	380	420	40	0.016	116	128	12	0.549
	495	590	95	0.013	151	180	29	0.446
XR-07-71	0	20	20	0.021	0	6	6	0.720
	125	145	20	0.013	38	44	6	0.446
	380	400	20	0.016	116	122	6	0.549
	460	490	30	0.012	140	149	9	0.411
	515	585	70	0.011	157	178	21	0.377
XR-07-42	220	250	30	0.020	67	76	9	0.686
XR-07-73	375	415	40	0.011	114	126	12	0.377
	450	530	80	0.015	137	162	24	0.514
XR-07-72	515	595	80	0.010	157	181	24	0.343
XC-07-21	95	200	105	0.013	29	61	32	0.446
XR-07-82	315	335	20	0.011	96	102	6	0.377
	335	350	15	0.065	102	107	5	2.229
	380	445	65	0.020	116	136	20	0.686
	470	500	30	0.026	143	152	9	0.891
	500	510	10	0.125	152	155	3	4.286
	515	620	105	0.024	157	189	32	0.823
XR-07-76	15	30	15	0.018	5	9	5	0.617
	215	235	20	0.012	66	72	6	0.411
	250	310	60	0.013	76	94	18	0.446
	330	400	70	0.014	101	122	21	0.480
	540	570	30	0.014	165	174	9	0.480
XR-07-81	0	25	25	0.015	0	8	8	0.514
	130	275	145	0.017	40	84	44	0.583
	335	370	35	0.012	102	113	11	0.411
XR-07-77	0	25	25	0.022	0	8	8	0.754

	530	585	55	0.017	162	178	17	0.583
	665	740	75	0.014	203	226	23	0.480
XR-07-89	235	290	55	0.010	72	88	17	0.343
XR-07-84	160	300	140	0.014	49	91	43	0.480
XR-07-83	265	340	75	0.017	81	104	23	0.583
XR-07-74	245	275	30	0.010	75	84	9	0.343
	380	395	15	0.013	116	120	5	0.446
XR-07-76	215	235	20	0.012	66	72	6	0.411
	250	315	65	0.013	76	96	20	0.446
	330	400	70	0.014	101	122	21	0.480
XR-07-80	120	135	15	0.018	37	41	5	0.617
	205	230	25	0.010	62	70	8	0.343
	255	275	20	0.011	78	84	6	0.377
	385	435	50	0.012	117	133	15	0.411
XR-07-90	480	545	65	0.019	146	166	20	0.651
	590	655	65	0.017	180	200	20	0.583
XR-07-79	115	185	70	0.012	35	56	21	0.411
	305	495	100	0.010	93	123	30	0.343

SOUTH FACILITIES AREA

The stratiform mineralization at Facilities can be traced to the south of the present development area for an additional 2,500 feet (762 meters) with widths of 650 to 800 feet (198 to 244 meters) through an area named "South Facilities".

Separate "South Facilities" drill data includes 150 historic holes. This data, in combination with the new geologic picture at Sleeper, indicates that "South Facilities" should also be considered for a development drill program.

BULK TESTING OF HEAPS

Approximately 49 million tons of mineralized material is located above ground in the Heap Leach Pads at Sleeper. This material is being evaluated as part of the development work.

The objective of bulk testing is to better quantify and determine recoverability of gold and silver from this material, with a view towards blending it with Facilities Area Mineralization into a new, restacked heap.

Kappes, Cassiday and Associates have been commissioned for the column testing and metallurgical work.

WEST WOOD

Development drilling of the West Wood area is also progressing.

Volcanic debris flows visually similar to those encountered in the Facilities Area have been seen in core from West Wood. Higher grade gold zones within West Wood, which have returned historic intercepts such as 30 feet (9 meters) averaging 0.446 opt Au (15.30 gpT, hole WW-02-03) may be localized along low-angle dipping lithologic units, as seen at Facilities.

The strike length of West Wood has been extended to at least 900 feet (274 meters).

Year-to-date nine holes totaling 10,203 feet (3,110 meters) have been completed, expanding known mineralization in width and to the south. To date results from three of these holes have been received and published.

Assays from four new West Wood drill holes are pending.

At least 12 additional holes totaling 12,200 feet (3,719 meters) are planned in preparation for a resource calculation at West Wood.

NW AREA

The NW exploration target is described in the Sillitoe Report (2006).

This year to date, four holes totaling 4,227 feet (1,288 meters) have been drilled in this area. The last hole drilled contained an encouraging interval of strong quartz-pyrite alteration with anomalous gold values, which occurred at the same approximate elevation as West Wood.

Follow-up drilling is planned.

PENDING EXPLORATION

The new geologic picture incorporates favorable stratigraphic horizons seen at Facilities and West Wood. This breakthrough is expected to assist ongoing exploration and development drilling.

The NW target and West Wood occur along a trend that parallels the Sleeper vein on the west side of the mine. This trend is over 6,250 feet (1,905 meters) in length. Most of this trend has "not" been drilled at the elevation/strata where the West Wood mineralization and the anomalous NW intercept occur. Targeting along this extensive zone is in progress.

Additionally, gold values in the database that require offset drilling occur in a variety of locations throughout the 30 square mile Sleeper Gold Property.

SUMMARY

The 2007 goals are to complete the initial resource calculations and advance exploration of the Sleeper District.

Management views the current development drilling as a stepping-stone to the exploration potential of the Sleeper District.

The balance between exploration and development drilling will alter to favor exploration, when the data necessary to achieve the reporting goals has been collected and submitted to independents.

The Exploration Potential of the Sleeper District is best described in the 2006 paper by Dr. Richard H. Sillitoe, which can be viewed at www.x-cal.com.

In addition to the Sleeper Gold Project, X-CAL also holds two properties in the Cortez Area and one in the Spring Valley Area of Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on July 10, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** July 10, 2007

CONSISTENT DRILL RESULTS / NEW GEOLOGIC PICTURE AT SLEEPER

Development drilling at Sleeper, to achieve independent NI-43-101 confirmation of existing gold and silver mineralization, is ongoing.

New geologic understandings have been gained from the development drilling that will assist exploration of the district scale property, located in Humboldt County, Nevada.

A bulk test of material from the heaps at Sleeper is also underway.

FACILITIES AREA

Previously unrecognized shallow-dipping volcanic debris flows and high-angle (Sleeper vein type) structures control near surface mineralization in the Facilities Area at Sleeper.

Recognition of the low-angle debris flow strata(s) is a geologic break through. The strata(s) can be seen in current drill core. Previous RC drilling returned chips that made identification of these units difficult.

Significant volumes of mineralization are contained in the debris flow units. This new understanding is important and has favorable implications for tonnage, mining logistics and exploration.

The Facilities Area year-to-date drilling has added 59 holes to the data-base for that area, all of which have been mineralized. Holes completed during 2007 for this location total 37,353 feet (11,385 meters).

The ongoing 2007 plan for Facilities calls for at least 26 additional drill holes totaling 17,300 feet (5,273 meters).

The portion of the Facilities Area that is being development drilled is approximately 1,970 by 1,475 feet (600 by 450 meters).

A total of at least 325 drill holes consisting of current, in progress and historic drilling will be used for calculation in this area.

The final drill hole spacing to be utilized for calculation will be determined by a qualified, independent engineering group.

The following results are from 22 newly assayed Facilities Area drill holes.

Current Facilities Drilling:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-26	315	345	30	0.010	96	105	9	0.343
	545	565	20	0.015	166	172	6	0.514
XR-07-04	0	20	20	0.015	0	6	6	0.514
	100	125	25	0.010	30	38	8	0.343

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy

President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory*

END